February 23, 2007

Ms. Pamela A. Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
110 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549

Re:       Seychelle Environmental Technologies, Inc.
Form10-SB, Amendment 2
Filed September 18, 2006
File No. 000-29373

Dear Ms. Long:

This is in response to your our letter of comment dated October 18, 2006 with regard to the Form 10-SB, Amendment Number 2 filed by Seychelle Environmental Technologies, Inc. (the ”Company”) on September 18, 2006.

The following responses, reference the comment headings in your comment letter.

General

Comment 1. In your next amendment, please update all information to the latest practicable date.

We have provided the requested information throughout the document. The updated information is available throughout the document.

Special Note Regarding Forward-Looking Statements, page 2

Comment 2. We note your response to comment 4 of our letter dated April 24, 2006. Please note that the provisions of the Securities Act of 1933 are inapplicable to your registration statement filed under the Securities Exchange Act of 1934. Nonetheless, you may not refer readers to Section 21 E of the Exchange Act or the analogous section of the Securities Act, as the safe harbors provided by these sections specifically exclude statements made by the issuers of penny stock.

Your comment is noted. We have made the appropriate revision by deleting the reference in the section regarding Forward-Looking Statements on page 2.

Business of Seychelle, page 3

Comment 3. We note your response to comment 8 of our letter dated April 24. 2006. To provide more balanced disclosure, please quantify, to the extent knowable by you, the size of the submarkets within which you operate.

We have provided the requested information on page 3.

New Products, page 5

Comment 4. Please expand the discussion of your license agreement with Aqua Gear USA to disclose when you completed development of Pump N’Pure, whether Aqua Gear has made efforts to license this product, and, if not, when you anticipate the commencement of marketing activities. In addition, please provide this information for any other products developed using the Hand Held Pump Technology that is subject to the license agreement with Aqua Gear.

We have provided the requested information on page 4.
.

Comment 5. We note your response to comment 12 of our April 24, 2006, letter. If applicable, provide the disclosure requested in that comment to your April 2006 transaction with Continental Technologies. In addition, disclose what products, if any, are currently subject to the agreement.

We have provided the requested information on page 4. Please note that the document no longer refers to other intellectual property.

Sales Channels, page 5

Comment 6. We note your statement that “total sales to Confident, Inc. and affiliated entities approximated $90,000.” Please revise to clarify whether this includes sales to ABMS Health Care.

We have provided the requested information on page 5.

Comment 7. We note your response to prior comment 13. It does not appear that your agreement with Vortex was filed in your Form 10-KS B for the year ended February 28, 2006. Please clarify whether you have deemed this agreement immaterial or, alternatively, file it as an exhibit to your Form 10-SB.

We do not believe that this agreement is material and have, therefore, not provided it as an exhibit.

Customers and Competitors, page 6

Comment 8. Please delete the second sentence of the first paragraph under this heading. This sentence may confuse investors because you do not compete directly with these companies and operate solely “in a more limited segment of the market as an alternative to other sources of drinking water.”

We have deleted the sentence on page 5.

Comment 9. We note your response to comment 14 of our letter dated April 24, 2006. Please expand your discussion in the second paragraph to provide additional information with respect to the methods of competition (e.g., price, quality, technological advancement, etc...) within the niche market, as well as the number of competitors and your relative position within the niche market.

We have provided the requested information on page 5.

Comment 10. We note your response to prior comment 15. Please revise to disclose the percentage of your sales made to each named customer.

We have provided the requested information on page 5.

Reports to Security Holders, page 10

Comment 11. Please revise this paragraph to reflect that this Form 10-SB is effective through lapse of 60 days from the date it was initially filed pursuant to Section 1 2(g)(1) of the Exchange Act, and that you are therefore subject to the periodic reporting obligations imposed by Section 13(a), including delivery of an annual report.

We have provided the requested information on page 8.

Management’s Discussion and Analysis, page11
Fiscal Year Ending February 28, 2005 Compared to the Corresponding Period in 2004

Comment 12. We have reviewed your response to comment 18. For the year ended February 28, 2005 you state that the increase in gross profit compared to the prior year is primarily due to decreased cost for outside assembly labor combined with change in product mix. Please quantify the impact of each business reason you identify as contributing to the change between periods. You should also consider discussing the changes in revenues in terms of price and/or volume.

We have provided the requested information on page 10.

Contractual Obligations, Commitments and Off-Balance Sheet Arrangement, page 15

Comment 13. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Although you indicate that the table includes principal and interest payments, this only appears to be the case for interest already accrued as a liability as of February 28, 2006. Because the table is aimed at increasing transparency of cash flow, we believe anticipated interest payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify’ the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission’s MD&A Guidance issued December 29, 2003, available at wv.sec.gov.

We have provided the requested information as of November 30, 2006 on page 11.

Causes for any material changes from period to period, page 17

Comment 14. We note your statements that water consumption increases in the summer months, but that such increased consumption has not affected your sales due to your “relatively low” revenues, while later you note that water should not be considered seasonal because it “is something everyone drinks year round”. Please revise to clarify the basis for your belief that your industry is not affected by seasonal variation in operating performance.

We have clarified the disclosure on page 12.

Security Ownership of Beneficial Owners and Management, page 18

Comment 15. We note your response to comment 23 of our letter dated April 24, 2006, in which you state that Ms. Beck “is the Trustee of the TAM Irrevocable Trust.. . .” On page 22, however, Ms. Beck is alluded to as “a trustee” of the trust. Please tell us whether Ms. Beck is the sole trustee of the trust or whether there are additional trustees. Please revise accordingly.

We have clarified the disclosure on page 13. Please note that Ms. Beck is the sole trustee.

Executive Compensation, page 20

Comment 16. Please provide us a detailed analysis of how you calculated each amount reported in the columns “Other Stock Compensation” and “All Other Securities.” We may have additional comments upon review of your response.

We have attached the analysis for your review (Attachment I).

The Company became aware of certain errors in the calculation of consulting fees to officers and to interest expense to related parties in its previously filed financial statements in the course of responding to comments of the Securities and Exchange Commission resulting from their review of the Company’s General Form for Registration of Securities on Form 10 and Quarterly Report on Form 10-QSB for the quarter ended May 31, 2006 and during the preparation of its financial statements in connection with its third quarter ended November 30, 2006. We have performed an analysis of the errors considering both the iron curtain and rollover methods.Our analysis concluded that the errors noted above were immaterial under the dual approach, in all periods and in aggregate as of November 30, 2006 and the impact has been recorded during the three and nine-month periods ending November 30, 2006. See analysis (Attachment III).

Certain Relationships and Related Transactions, page 21

Comment 17. We note your response to comment 28 of our letter dated April 24, 2006. The disclosure appearing under this heading is confusing and repetitive. Please clarify whether your officers are employees operating under employment agreements or, alternatively, are independent consultants. In addition, rather than providing chronological disclosure of such transactions, please consider revising this section to disclose all transactions with each individual officer or director.

We have clarified the disclosure on page 16. Please note that these individuals are considered to be consultants.

Comment 18. We have reviewed your response to comment 19. It is unclear how the consulting expense related to Messrs. Parson and Place disclosed in this note agrees to the amounts reported in MD&A under the heading Consulting Fees to Related Parties. For example, according to Item 7 the expense recognized related to Messrs. Parson and Place during the year ended February 28, 2006 appears to total $139,937, while the amount for the same period per page 13 is $201,293. Please revise or advise.

See Company response to comment 16 (above).

Comment 19. Please revise your disclosure to clarify the meaning of, “Effective February 28, 2006, the independent auditors for Seychelle Environmental Technologies, Inc. (the “Company”), terminated its relationship with Armando C. Ibarra as principal auditor for the Company.” In this regard, your Form 8-K/A filed on March 15, 2006 indicates that you dismissed Armando C. Ibarra, Certified Public Accountants.

We have revised the disclosure on page 19.

Recent Sales of Unregistered Securities, page 25

Comment 20. We note that your reliance on the exemption from registration provided by Securities Act Section 4(2) is based, in part, upon assertions that each “issuance was an isolated private transaction” and that “there was only one offeree in issuance.” Much of the disclosure in this section, however, refers to issuances of large quantities of securities to multiple investors that occurred on or around the same date. In light of these multiple sales, please revise your discussion of the applicability of this section to address each transaction as well as whether this exemption would be available if certain of these sales were integrated.

We have clarified the disclosure on page 25.

Comment 21. We note your response to comment 32 of our April 24, 2006, comment letter. Please revise to disclose your issuances of warrants to the TAM Irrevocable Trust that occurred on March 28, 2005, and July 27, 2005. In addition, revise to disclose the date in December 2004, in which you issued 1,266,667 shares to the TAM Irrevocable Trust in exchange for unpaid interest.

We have clarified the disclosure on page 21. Note that the shares granted to the TAM Irrevocable Trust during December 2004 were issued during March 2005. As noted throughout the filing, the value of the warrants was calculated as of the date of issuance.

Comment 22. We note your response to comment 33 of our letter dated April 24 2006. We note that your disclosure in Amendment No. 1 stated that the sale of 20,000 shares of unissued common stock for $6,000 took place in the three month period ended November 30, 2005, whereas the only disclosure of a sale of 20,000 shares for $6,000 in Amendment No. 2 is your April 13, 2005, sale to F. Duesler. Please tell us whether the April 13, 2005, sale is the transaction you referred to in Amendment No. I. In addition, please tell us whether the shares have been delivered and, if unissued, the reason they have not yet been issued.

The reference to the sale of 20,000 shares of unissued common stock for $6,000 has been deleted from the document as the transaction occurred outside the reporting period.

Audited Financial Statements
Statements of Changes in Stockholders’ Deficit, page 35

Comment 23. Please revise your statement of operations to include the loss on the sale of vehicle/equipment within loss from operations. Please refer to paragraph 45 of SPAS 144.

We have reclassified the loss on the sale of vehicle / equipment within loss from operations on page 30.

Comment 24. If true, please confirm that the provision for income taxes is in fact related to a tax on income rather than state corporation fees, which would not appear to be properly classified as a provision for income taxes.

We have reclassified the California franchise fee to general and administrative expenses on page 30.

Note 1 - Organization and Description of Business, page 48

Comment 25. We have reviewed your response to comment 36. In light of the fact that 49% of your fiscal 2005 sales were to customers in Asia, it appears likely that sales to individual countries in Asia were material. If so, please disclose the sales attributable to customers by individual countries on that continent. See paragraph 38 of SFAS 131.

We have corrected the 2005 disclosure on sales in Asia on page 40. After such correction, no individual countries in Asia are material.

Note 2 - Summary of Significant Accounting Policies, page 51

Comment 26. We have reviewed your response to comment 37. As previously requested, please revise your disclosure to clarify how you have classified purchasing and receiving costs, inspection costs, internal transfer costs, and other costs of your distribution network.

We have clarified the disclosure on page 42. Costs incurred in connection with the company’s distribution network are not included in cost of sales but rather in general and administration.

Product Return Reserve, page 53

Comment 27. We have reviewed your response to comment 39. You indicate that were there any estimated returns the related charge would be reflected in cost of sales. Please note that the estimated value of product returns should be reflected as a reduction in revenues rather than a charge to cost of sales.

We have revised the disclosure on page 43 to denote the estimated value of returns is reflected as a reduction in revenues.

Issuance of Stock for Services, page 59

Comment 28. We have reviewed your response to comment 41. Please provide us with additional information to help us understand that your historical use of the intrinsic value method yields results that are the same as would be indicated using the fair value method. Please tell us the assumptions used in your fair value analysis.

Prior to March 1, 2006, the Company accounted for stock based awards using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (FAS 123).

On March 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payment, (“FAS 123R”) which establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on accounting for transactions where an entity obtains services in share based payment transactions.

As of March 1, 2006, the Company prepared a Black Scholes valuation for each grant of restricted stock or warrant outstanding as of such date.

Note 7 - Notes Payable to Related Parties, page 66

Comment 29. We have reviewed your response to comments 34 and 35. If true, please revise your disclosure to clarify that upon granting the restricted stock and warrant you reduced an accrual for interest expense recorded during fiscal 2005, rather than retroactively recognizing expense for the issuances in the fiscal year prior to their grant.

We have clarified the disclosure on page 57.

Comment 30. We have reviewed your response to comment 43. As previously requested, please revise your disclosure to clarify whether the stock was purchased at a price of $0.03 per share or if $0.03 per share was used to determine the number of shares to be issued based on a nominal value attributed to the services already provided or to be provided by the consultants. This comment also requires that you revise footnotes 3 and 6 to the summary compensation table on page 20 to clarify the meaning of the grants at $0.03 per share.

In calculating the intrinsic value of stock grants, the Company neglected to consider that the purchase price of $0.03 per share noted in the stock grant document was never intended to be received (i.e. stock was provided to officers at $nil). In accordance with the grant agreement, the purchase price of shares could be made in either cash or future services. Therefore, we misinterpreted the agreement and should have amortized the impact to expense This error was considered in our analysis during the three and nine-month periods ending November 30, 2006 (see Company response to SEC comment 16) and was not considered significant.

Note 8 - Capital Structure, page 60

Common Stock, page 60
Comment 31. You indicate that during the fiscal year ended February 28, 2006 you issued 4,248.334 shares of common stock for $1,013,000 in cash. We note on your statement of stockholders’ equity that you issued 2,474,225 shares in exchange for $566,756 in cash. Please tell us how the remaining 1,774,109 shares you issued for $446,244 in cash have been reflected on your statement of stockholders’ equity.

We have clarified the disclosure on page 60. During the fiscal year ending February 28, 2006, the Company issued an aggregate of 2,000,000 common shares with detachable warrants to an individual investor for cash for an approximate total value of $450,000. The estimated fair value of the warrants was recorded by the Company as “Estimated value of warrants” in the Consolidated Balance Sheet..

A reconciliation of cash proceeds from the sale of stock during the fiscal year ended February 28, 2006 is as follows:

	Common Stock Issued	Proceeds

Common stock issued for cash per statement of shareholders equity	2,474,225	$564,756
Common stock issued with detachable warrants with conversion at below market value per statement of shareholders equity	2,000,000	450,000

	4,474,225	1,014,756

Difference		1,000

Cash proceeds per statement of cash flows		1,013,756

Warrants, page 73

Comment 32. We have reviewed your response to comment 45. It is unclear how the first installment of the warrants could precede the grant of the warrants. Please revise your disclosure to clarify.
We have clarified the disclosure on page 63. The warrants were granted as part of the compensation package for the consultants and majority debt holder but were not issued on a timely basis due to change in legal counsel. The amortization of such warrants was therefore done on a consistent basis with other financial instruments issued to the consultants and majority debt holder. As noted throughout the fling, the value of the warrants was calculated as of the date of issuance.

Comment 33. You indicate that you valued the warrants to purchase a total of 1.5 million shares of your common stock using the Black-Scholes model and the following assumptions: risk-free interest rate of 6.5%; expected life of 3 years; dividend yield of 0%; and a volatility of 250%. However, using a strike price of $0.225 per share and a stock price of $0.28, this appears to yield a value for the two warrants in excess of $400,000, rather than the $82,500 you recorded. Please revise or advise with respect to each warrant grant.

As previously noted, prior to March 1, 2006, the Company accounted for stock based awards using the intrinsic value method in accordance with APB 25. We deleted reference to the Black Scholes model in the disclosure, as the Company had determined that it had made an error in its volatility assumption.

On March 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payment, (“FAS 123R”) which established standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on accounting for transactions where an entity obtains services in share based payment transactions. In connection with the adoption of 123R, the Company accounted for stock based awards using the Black Scholes value method.
Comment 34. Please provide us with your analysis under EITF 00-19 supporting your conclusion that the warrants are appropriately classified as equity rather than liabilities. Please provide the warrant agreements as exhibits to your next amendment.

We have provided additional information requested (Attachment II).

Interim Financial Statements

Comment 35. We have reviewed your response to comment 49. Under the modified prospective method of adopting SFAS 123R compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of the required effective date shall be recognized as the requisite service is rendered on or after the required effective date. Please tell us how your accounting for outstanding awards that were previously accounted for using the intrinsic value method is consistent with the modified prospective method.

The Company’s Quarterly Report on Form 10-QSB for the quarter ended May 31, 2006 is incorporated by reference and has been separately filed on February 23, 2007.

As previously noted in Comment 28 above, on March 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payment, (“FAS 123R”). The Company has also applied the provisions of SAB 107 in its adoption of FAS 123R. Since the Company elected the modified prospective transition method, the Company adjusted its additional paid in capital as of the beginning of the year for the carrying amounts of unearned compensation cost.

Comment 36. Please revise your disclosure to clarify the meaning of the “one-year maturity date” on the common shares issued to Continental Technologies, Inc. Please also disclose the period over which you are amortizing the Redi-Chlor brand name and trademark.

See Company response to SEC comment 35 (above).

Part III
Exhibits, page 97

Comment 37. We note your response to comment 50 of our letter dated April 24, 2006. Your response notwithstanding, the exhibit table still labels exhibit 1OE as a purchase agreement with Aqua Gear, while the document incorporated names Gary Hess as the licensor of the hand-held pump technology. The disclosure in your document states that your license is with Aqua Gear. Please tell us whether your licensing agreement is with Gary Hess or Aqua Gear and the connection, if any, between Gary Hess and Aqua Gear. Please revise your document to reflect the person or entity from which you are licensing the technology and augment your disclosure to address any material risks that may result from this arrangement.

We have clarified the disclosure throughout the document .

Form 10-QSB for the period ended May 31, 2006
Controls and Procedures, page 16
Changes in Internal Controls, page 16

Comment 38. Please delete your statement that hiring an internal accountant in July 2006 “should allow the Company to conclude that its disclosure controls and procedures are effective.” Such a determination may not be made on a prospective basis. Please also update the disclosure appearing on page 95 to Amendment No. 2 to Form 10-SB to provide this information as of your most recently completed fiscal period.

We have made the requested change on page 76.

Exhibits 31.1 and 31.2

Comment 39. Please revise your certifications in future filings to exactly match the language specified in Item 601 of Regulation S-B. In this regard, we note that you inserted “annual” into paragraph 4(a), replaced “most recent” with “first” in paragraph 4(d), deleted “(the small business issuer’s fourth fiscal quarter in the case of an annual report)” from paragraph 4(d), referred to the “Company” rather than “small business issuer” throughout the certification, inserted “and” at the end of paragraph 2, deleted the “and” following the semicolon in paragraph 4(d), and replaced semicolons with periods and commas, and colons with semicolons in various places in the certifications. This comment also applies to the certifications filed with your Form l0-KSB/A for the year ended February 28, 2006.

We have revised the disclosure in Exhibits 31.1 and 31.2.

Please be advised that the Company acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosures in  Amendment 2 to our Form 10-SB filed herewith;

o staff comments or changes to disclosures in response to staff comments do not  foreclose the Commission from taking any action with respect to Amendment 2 to our Form 10-SB filed herewith; and

o   the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, do not hesitate to contact the undersigned at (303) 793-0304. For accounting comments, please contact Mr. James Place at (949) 234-1999 .

Thank you.

Very truly yours,

/s/ Carl Palmer
Carl Palmer Chief Executive Officer and President February 20, 2007

/s/ Jim Place
Jim Place Chief Operating Officer and Chief Financial Officer February 20, 2007

Attachment I

SYEV
Stock Compensation Reconciliation
Consulting fees to related parties

	Grant date	#	Vesting period	Original FV	Original strike price	Difference
Restricted stock

J Place	30-Nov-04	240,000	November 30, 2004 - November 30, 2006	$ 0.050	0.000	0.020

R Parsons	30-Nov-04	240,000	November 30, 2004 - November 30, 2006	$ 0.050	0.000	0.020

	29-Mar-05	316,312	November 30, 2004 - November 30, 2006	$ 0.280	0.225	0.055

	23-Jan-06	37,500	None	$ 0.225	0.000	0.225
Warrants

J Place	29-Mar-05	500,000	November 30, 2004 - November 30, 2006	$ 0.280	0.225	0.055

	27-Jul-05	250,000	July 27, 2005 - November 30, 2006	$ 0.285	0.225	0.060

R Parsons	29-Mar-05	500,000	November 30, 2004 - November 30, 2006	$ 0.280	0.225	0.055

	27-Jul-05	250,000	July 27, 2005 - November 30, 2006	$ 0.285	0.225	0.060

Subtotal
Difference
Originally reported consulting fees to related parties

Attachment II
To: Files

From: SYEV

Date: October 19, 2006

RE:	EITF 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock."

Background

SYEV has granted the following warrants to consultants and debt holders during the past few years:

Consulting	Richard Parsons	March 29, 2005	500,000 warrants
	James Place	March 29, 2005	500,000 warrants
	Richard Parsons	July 27, 2005	250,000 warrants
	James Place	July 27, 2005	250,000 warrants
	Gary Hess	July 22, 2006	100,000 warrants

Interest	TAM	March 29, 2005	500,000 warrants
	TAM	July 27, 2005	2,000,000 warrants

Shareholder	Lampman	July 27, 2006	2,000,000 warrants

The Company has recorded and classified these warrant transactions within equity.

Accounting Literature

EITF #00-19 establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments.

Additionally, the EITF #00-19 is based on the concept that contracts that require net-cash settlement are assets / liabilities and contracts that require settlement in shares are equity instruments.  Examples of such contracts include written put options, written call options (and warrants), purchased put options, purchased call options, etc.  These contracts may be settled in a variety of methods.  The settlement methods are summarized as follows -

Physical settlement - party designated in the contract as the buyer delivers the full stated amount of cash to the seller, and the seller delivers the full stated number of shares to the buyer

Net-share settlement - the party with a loss delivers to the party with a gain shares with a current fair value equal to the gain

Net-cash settlement - the party with a loss delivers to the party with a gain a cash payment equal to the gain, and no shares are exchanged

Based upon a preliminary review of the EITF and the warrant agreements, it would appear that the warrants issued by SYEV would be classified as a physical settlement since the buyer pays a predetermined price for a fixed number of shares.

A further review of the EITF indicates that the literature does not address the accounting for contracts that are issued (a) to compensate employees or (b) to acquire goods or services from non-employees when performance has not occurred.  However, the literature does apply to contracts to acquire goods or services from non-employees when the performance has occurred.   As the various warrants issued to J. Place and R. Parsons, occurred both before (i.e. shares issued 11/04 for services to be performed 12/04 - 11/07) and after (i.e. warrants issued 3/05 with effective date of 11/04) the performance of service the conditions necessary for equity classification were analyzed. The contract with G. Hess was provided prior to the commencement of his services.

Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company.  As previously noted, based upon a preliminary review, the warrants issued by SYEV would be classified as a physical settlement as the buyer pay a predetermined price for a fixed number of shares, therefore, no net-cash settlement is required and classification as equity is appropriate.  In addition to the net-cash settlement precluding accounting for a contract as equity, all of the following conditions must be met to be classified as equity-

Consulting agreements

(1)  The contract permits the Company to settle in unregistered shares  (All warrants are restricted securities, as is the underlying stock. There is no registration statement in existence to register any of these securities, nor is any registration statement contemplated. Further, no registration statement is required, because none of the warrant holders have any registration rights)

(2)  The Company has sufficient authorized and unissued shares available to settle the contract  (as of August 2006 the company has 1,600,000 warrants convertible into 1,600,000 restricted common shares and available shares (authorized but not issued) of approximately 27,000,000 (50,000,000 authorized less 23,000,000 issued and outstanding))

(3)  The contract contains an explicit limit on the number of shares to be delivered in a share settlement (as previously noted no net-share agreement exists; considered a physical settlement)

(4)  There are no required cash payments to the counter-party in the event the Company fails to make timely filings with the SEC (per review of warrant agreements, although timely filing with the SEC is required, there is no cash payment or other financial consideration required if such timely filings are not made)

(5)  There are no required cash payments to the counter-party if the shares initially delivered upon settlement are insufficient to provide the counter-party with full return (no such payments required per review of warrant agreements)

(6)  The contract requires net-cash settlement only in specific circumstances in which holders of shares also receive cash in exchange for their shares (no such payments required per review of warrant agreements)

(7)  There are no provisions in the contract that indicate that the counter-party has rights that rank higher than those of a shareholder of the stock underlying the contract (no deferring rights per review of warrant agreements)

  (8) There are no requirements in the contract to post collateral (none noted per review of warrant agreements)

Debt holders

(1)  The contract permits the Company to settle in unregistered shares  (All warrants are restricted securities, as is the underlying stock. There is no registration statement in existence to register any of these securities, nor is any registration statement contemplated. Further, no registration statement is required, because none of the warrant holders have any registration rights)

(2)  The Company has sufficient authorized and unissued shares available to settle the contract  (as of August 2006, the Company has 2,500,000 warrants convertible into 2,500,000 restricted common shares and available shares (authorized but not issued) of approximately 25,400,000 (50,000,000 authorized less 23,000,000 issued and outstanding plus 1,600,000 reserved for conversion of consulting warrants))

(3)  The contract contains an explicit limit on the number of shares to be delivered in a share settlement (as previously noted no net-share agreement exists; considered a physical settlement)

(4)  There are no required cash payments to the counter-party in the event the Company fails to make timely filings with the SEC (per review of warrant agreements, although timely filing with the SEC is required, there is no cash payment or other financial consideration required if such timely filings are not made)

(5)  There are no required cash payments to the counter-party if the shares initially delivered upon settlement are insufficient to provide the counter-party with full return (no such payments required per review of warrant agreements)

(6)  The contract requires net-cash settlement only in specific circumstances in which holders of shares also receive cash in exchange for their shares (no such payments required per review of warrant agreements)

(7)  There are no provisions in the contract that indicate that the counter-party has rights that rank higher than those of a shareholder of the stock underlying the contract (no deferring rights per review of warrant agreements)

(8)	There are no requirements in the contract to post collateral (none noted per review of warrant agreements)

Shareholder

(1)  The contract permits the Company to settle in unregistered shares  (All warrants are restricted securities, as is the underlying stock. There is no registration statement in existence to register any of these securities, nor is any registration statement contemplated. Further, no registration statement is required, because none of the warrant holders have any registration rights)

(2)  The Company has sufficient authorized and unissued shares available to settle the contract  (as of August 2006, the Company has 2,000,000 warrants convertible into 2,000,000 restricted common shares and available shares (authorized but not issued) of approximately 22,900,000 (50,000,000 authorized less 23,000,000 issued and outstanding plus 1,600,000 reserved for conversion of consulting warrants and 2,500,000 for conversion of debt holder warrants))

(3)  The contract contains an explicit limit on the number of shares to be delivered in a share settlement (as previously noted no net-share agreement exists; considered a physical settlement)

(4)  There are no required cash payments to the counter-party in the event the company fails to make timely filings with the SEC (per review of warrant agreements, although timely filing with the SEC is required, there is no cash payment or other financial consideration required if such timely filings are not made)

(5)  There are no required cash payments to the counter-party if the shares initially delivered upon settlement are insufficient to provide the counter-party with full return (no such payments required per review of warrant agreements)

   (6)The contract requires net-cash settlement only in specific circumstances in which holders of shares also receive cash in exchange for their shares (no such payments required per review of    warrant agreements)

  (7) There are no provisions in the contract that indicate that the counter-party has rights that rank higher than those of a shareholder of the stock underlying the contract (no deferring rights per review of warrant agreements)

   (8) There are no requirements in the contract to post collateral (none noted per review of warrant agreements)

Conclusion

Based upon review of the conditions required for classification as equity, it appears the Company's accounting, recording and classification of such transactions is reasonable.

Attachment III
To: Files

From: SYEV

Date: January 22, 2007

RE:	Analysis of Financial Statement Corrections

Background

The Company is a fiscal year-end February 28 SEC registrant. The Company has historically used the rollover method to quantify financial statement misstatements. In connection with the preparation of the Company’s financial statements for the nine-month period ended November 30, 2006, Company management identified the following errors-

1)
In calculating the intrinsic value of stock grants, the Company neglected to consider that the purchase price noted in the stock grant document had been waived (i.e. stock was provided to officers and the Company’s principal debt holder at $nil). Per the grant agreement, purchase price of shares can be made in either cash or future services. Therefore, the error was in how the agreement was written and accounted for and not in the understanding of the Board of Directors or officers receiving the awards. The effect of this error was an understatement of consulting fee expense of $85,570 and interest expense of $59,164.

2)
Amortization of unearned compensation and interest was not calculated equally over the term of the respective grants (i.e. Company utilizes straight line method). There was no correcting entry required because the error had reversed.

In addition to the items noted above, as of November 30, 2006, the following other errors were noted in determining the stock based compensation granted to officers and the interest cost with the Company’s primary lender -

Consulting Fees to Related Parties (Officers)

Restricted common stock

During November 2004, the Company entered into consulting agreements with two officers (J Place & R Parsons) to provide management consulting services for the Company. As consideration for services to be rendered, the consultants received 480,000 restricted shares of the Company’s common stock at a purchase price of $0.03 per share. The common shares are to be distributed in equal installments commencing on December 1, 2004, 2005 and 2006. The estimated fair market value of the stock as of November 30, 2004 was $225,600 (based upon an estimated fair value of $0.50 per share) and recorded to unearned compensation. In preparing the interim financial statements for the three and nine-month periods ending November 30, 2006, the Company determined that the fair value as of November 30, 2004 should have been $0.05 per share not $0.50 per share. The effect of this error was an overstatement of expense of $216,000.

On March 29, 2005, the Company expanded the consulting agreement with one officer (R Parsons) to provide management-consulting services for the Company. As consideration for services to be rendered, the consultant received 316,312 restricted shares of the Company’s common stock at a purchase price of $0.225 per share. The common shares are to be distributed in equal installments commencing on December 1, 2004, 2005 and 2006. The estimated fair market value of the stock as of November 30, 2004 was $79,100 (based upon an estimated fair value of $0.475 per share) and recorded to unearned compensation. In preparing the interim financial statements for the three and nine-month periods ending November 30, 2006, the Company determined that the fair value as of March 29, 2005 should have been $0.28 per share not $0.475 per share. The effect of this error was an overstatement of expense of $61,703.

Warrants

On July 27, 2005, the Company expanded the consulting agreements with two officers (J Place & R Parsons) to provide management-consulting services for the Company. As further consideration for services to be rendered, the consultants were granted 500,000 warrants redeemable on restricted shares of the Company’s stock at a purchase price of $.225 per share. The warrants are exercisable any time after December 1, 2006 and expire December 1, 2008. As the warrants provide for the purchase of common stock at below the Company’s market price on the date of grant, the Company recorded unearned compensation relating to the estimated value of these warrants of $27,200 (estimated fair value of $0.28 per share). In preparing the interim financial statements for the three and nine-month periods ending November 30, 2006, the Company determined that the fair value as of March 29, 2005 should have been $0.285 per share not $0.28 per share. The effect of this error was an understatement of expense of $2,800.

Interest to Related Parties

Warrants

On March 29, 2005, the Company granted TAM 500,000 warrants redeemable on restricted shares of the Company’s stock at a purchase price of $.225 per share. The warrants are exercisable any time after December 1, 2006 and expire December 1, 2008 As the warrants provide for the purchase of common stock at below the Company’s market price on the date of grant, the Company recorded unearned interest relating to the estimated value of these warrants of $27,200 (estimated fair value of $0.279 per share). In preparing the interim financial statements for the three and nine-month periods ending November 30, 2006, the Company determined that the fair value as of March 29, 2005 should have been $0.28 per share not $0.279 per share. The effect of this error was an understatement of expense of $300.

Interest on Advances from Related Party

As of November 30, 2006, the Company received advances of $299,175 from the Company’s primary investor (TAM). The advances bear interest at 10 percent. In preparing the interim financial statements for the three and nine-month periods ending November 30, 2006, the Company determined that the 10 percent interest on these advances had not been recorded. The effect of this error was an understatement of interest expense of $43,241.

Adoption of SFAS 123R

Effective March 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payment, (“SFAS 123(R)) which establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on accounting for transactions where an entity obtains services in share based payment transactions. SFAS 123(R) requires a public entity to measure the cost of services received in exchange for an award of equity instruments, including stock warrants, based on the grant date fair value of the award and to recognize it as compensation expense over the period required to provide service in exchange for the award, usually the vesting period. FAS 123(R) supersedes the Company’s previous accounting under Accounting Principles Board Opinion No. 25, Accounting for Stock Issues to Employees (APB 25) for periods beginning in fiscal 2006.

In connection with the Company recalculating its stock compensation expense under SFAS 123(R) it was determined that based upon the aforementioned errors (discussed above) there was an understatement of expense as follows -

Consulting Fees to Related Parties (Officers)

Restricted common stock

Grant date	Original 123(R)	Corrected 123(R)	Under(over) statement

November 2004	$5,946	$9,000	$3,054

March 29, 2005	22,110	33,213	11,103

Reporting Issue

The Company believes that waiver of the stock purchase price is not a grant modification, as outlined in SFAS 123R Share Based Payments (see accounting literature), and since the errors noted above are immaterial under the dual approach, has accounted for the impact in our financial statements for the three and nine-month periods ending November 30, 2006.

Accounting Literature

FASB #123R

In accordance with paragraph 51 of SFAS 123R, a modification of the terms or conditions of an equity award shall be treated as an exchange of the original award for a new award. As no new awards were issued (only an error in the Company accounting for the stock award as if the shares had a $0.03 - $0.225 purchase price and the Company calculating the intrinsic value of the stock grants using an incorrect estimated fair value), Company management does not believe that a modification has occurred and therefore, no revaluation of the stock grants is required.

SAB #108

In describing the concept of materiality, FASB Concepts Statement No. 2, Qualitative Characteristics of Accounting Information, indicates that materiality determinations are based on whether “it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” SAB 108 indicates that staff believes registrants must quantify the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. The staff believes that this can be accomplished by quantifying an error under both the rollover and iron curtain approaches as described below and by evaluating the error measured under each approach. We considered SAB 108 in our analysis and it did not apply so we did not adopt.
Conclusion

Since the errors noted above are immaterial under the dual approach, correction of errors will be recorded during the three and nine-month periods ending November 30, 2006. No adjustment to the three and nine-month periods ending November 30, 2005 is required.